EXHIBIT 8.1

SUBSIDIARIES OF ELETROBRAS

Name	Percentage of Shareholding
Amazonas Energia GT (**)	100.00%
Amazonas D (**)	100.00%
CELG-D	50.93%
CGTEE	99.99%
Chesf	99.58%
Eletroacre	96.71%
Ceal	100.00%
Cepisa	100.00%
Ceron	100.00%
Boa Vista Energia	100.00%
Eletronorte	99.48%
Eletronuclear	99.91%
Eletropar	83.71%
Eletrosul	99.88%
Furnas	99.56%
Itaipu Binacional (*)	50.00%

(*)	Jointly controlled with ANDE (Paraguay).
(**)	Former Eletrobras Amazonas Energia